03011903

NB 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8- 46707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 01 2002 (MM/DD/YY) AND ENDING 12 - 31 - 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12651 South Dixie Highway, Suite 204
(No. and Street)

Miami (City) Florida (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Ed Rivera (305) 251-5256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lorn Leitman CPA PA
(Name – *if individual, state last, first, middle name*)

7700 North Kendall Drive, #405 (Address) Miami, (City) Florida (State) 33156 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Benghiat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeastern Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL NOTARY SEAL
C E RIVERA
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC863651
MY COMMISSION EXP. SEPT 11,2003

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH. D.C. 155 SECTION

SOUTHEASTERN SECURITIES, INC.

COMPARITIVE FINANCIAL STATEMENTS:
AS OF DECEMBER 31, 2002 AND 2001

Lorn Leitman, C.P.A., P.A.

Telephone (305) 279-8943
Fax (305) 271-4421

7700 North Kendall Drive, Suite 405
Miami, Florida 33156

February 10, 2003

National Association of Securities Dealers, Inc.
Product Deployment and Support
15201 Diamondback Drive
Rockville, MD 20850

Dear Sirs,

In regards to the audit of Southeastern Securities, Inc. for the twelve months ended December 31, 2002 the following statements can be asserted:

1) No existing material inadequacies were noted in my examination of Southeastern Securities, Inc.

2) During my examination it was noted that no subordinated loans existed.

3) The company is exempt form rule 15C3-3. The firm operated pursuant to the Subparagraph (k) (2) (ii) exemption form the full provisions of SEC Rule 15C3-3. All transactions will be cleared on a fully disclosed basis through Southwest Securities, Inc. a clearing broker/dealer.

4) The firm is exempt form rule 15C3-3. The firm does not hold nor has access to securities and/or funds of its customers.

If you need any further information regarding these findings, please feel free to contact me. Thank you.

Sincerely yours,

Lorn Leitman
Certified Public Accountant

cc: Ed Rivera, Vice President
Southeastern Securities, Inc.

SOUTHEASTERN SECURITIES, INC.

COMPARITIVE FINANCIAL STATEMENTS:
AS OF DECEMBER 31, 2002 AND 2001

Lorn Leitman, C.P.A., P.A.

Telephone (305) 279-8943
Fax (305) 271-4421

7700 North Kendall Drive, Suite 405
Miami, Florida 33156

February 10, 2003

Southeastern Securities, Inc.
12651 South Dixie Highway
Suite 204
Miami, Florida 33156

I have audited the accompanying balance sheets of Southeastern Securities, Inc. as of December 31, 2002, with comparison to December 31, 2001 and the related statements of income, stockholders' equity and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Securities, Inc. at December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

LORN LEITMAN
Certified Public Accountant

Southeastern Securities, Inc.
Balance Sheet
As of December 31,

		2002		2001
Assets				
Cash & Money Markets	$	177,488	$	104,854
Deposits (Note 3)		300,227		300,354
Certificates of Deposit		2,000		397,927
Marketable Securities - (Net)		6,694		50,125
Non Marketable Securities		3,300		103,300
Prepaid Expenses		41,132		0
Total Assets	$	530,840	$	956,561
Liabilities				
Commissions Payable	$	20,454	$	19,844
Distributions Payable		188,457		432,865
Other Payables		18,000		149,119
Total Liabilities		226,911		601,828
Stockholder's Equity				
Common Stock		100		100
Paid In Capital		154,511		15,900
Retained Earnings		149,318		338,733
Total Stockholder's Equity		303,930		354,733
Total Liabilities & Stockholder's Equity	$	530,840	$	956,561

The accompanying notes to financial statements are on integral part of this Balance Sheet.

Southeastern Securities, Inc.
Income Statement
For the Twelve Months Ended December 31,

	2002	2001
Revenue		
Commissions	$ 420,924	$ 875,056
Investment Interest	25,030	68,914
Other Income (Note 5)	9,500	72,080
Total Revenue	455,454	1,016,050
Expenses		
Administrative Expenses	120,000	130,973
Commissions Paid	254,303	213,503
Insurance	0	1,770
Interest	23,429	0
NASD and Other Fees	4,527	3,644
Professional Fees	35,594	20,217
Reserve for Loss	7,016	26,290
Total Expenses	444,869	396,397
Net Income Before Taxes (Note 6)	10,585	619,653
Extraordinary Item (Note 7)	0	(49,924)
Net Income	$ 10,585	$ 569,729

Southeastern Securities, Inc.
Statement of Change in Stockholder's Equity
For the Twelve Months Ended December 31,

	2002	2001
Beginning Stockholder's Equity	$ 338,733	$ 1,204,869
Net Income (Loss)	10,585	569,729
Stockholder's Distributions	(200,000)	(1,435,865)
Ending Stockholder's Equity	$ 149,318	$ 338,733

The accompanying notes to financial statements are an integral part of this financial statement.

Southeastern Securities, Inc.
Statement of Cash Flows
For the Twelve Months Ended December 31,

	2002	2001
Cash Flow from Operating Activities		
Net Income (Loss)	$ 10,585	$ 569,729
Adjustments to reconcile Income (Loss) to net cash provided by Operating Activities		
Changes in Deposits	128	(50,354)
Change in Loans Receivable	0	60,000
Changes in CD Investments	395,927	286,729
Changes in Marketable Securities	43,432	26,290
Changes in Non-Marketable Securities	100,000	0
Changes in Other Assets	(41,132)	0
Change in Accounts Payable	610	(22,752)
Changes in Other Payables	(375,527)	595,727
Distributions to Stockholders	(200,000)	(1,435,865)
Changes in Paid in Capital	138,611	0
Net Adjustments from Financing Activities	62,049	(540,224)
Increase (Decrease in Cash)	72,634	29,505
Cash at Beginning of Year	104,854	75,349
Cash at End of Period	$ 177,488	104,854

The accompanying notes to financial statements are an integral part of this financial statement.

Southeastern Securities, Inc.
Notes to Financial Statements
Year Ended December 31, 2002
And December 31, 2001

1. NATURE OF BUSINESS

The firm is engaged in the purchase and sale of certificates of deposit through various financial institutions within the United States. The firm will operate pursuant to the exemptive provisions of Subparagraph (K) (2) (ii) of SEC Rule 15c3-3-. Transactions with the public and others in these securities will be cleared on a fully disclosed basis with Southwest Securities, Inc., ("Southwest") a clearing broker or dealer. All funds received and disbursed in connection with these transactions will flow directly between the Firm's customer and the clearing broker or dealer acting as agent for the firm. At no time will the Firm hold or have access to the securities or funds of its customer.

2. NET CAPITAL

The Firm will maintain the minimum net capital requirement based upon the activity of the firm in accordance with SEC Rule 15c3-1. The Principals understand that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Firm will formally compute net capital on a monthly basis unless proximity to the minimum net capital requirement constitutes otherwise. Under the computation provided by the Uniform Net Capital Rule, the company is required to maintain "Net Capital" equal to the greater of $5,000 or 6 2/3 % of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2002 and December 31, 2001 the company had net capital in excess of $5,000 and was in compliance with the above-mentioned net capital requirement.

3. DEPOSITS

Required by the clearing firm, Southwest Securities has to handle transactions because it is the clearing broker for Southeastern Securities, Inc.

4. SIPC SUPPLEMENTAL REPORT

Since SIPC has suspended assessments based on net operating revenue, a SIPC Supplemental Report is not required.

5. OTHER INCOME

Southeastern Securities, Inc. receives miscellaneous service fees.

6. TAXES

The company elected to be taxed as a sub-chapter S-corporation effective January 1, 1998. Therefore, there is no tax to the corporation, with the profits taxed to the stockholders based upon their pro-rated shares.

7. EXTRAORDINARY ITEMS

A write down of Investments of $49,924 was taken during the twelve month period ended December 31, 2001. This was due to investments that had previously been sold and not removed from the balance sheet

SCHEDULE II
SOUTHEASTERN SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Credit balances:		
Free credit balances and other credit balances in customers' security accounts		$ -
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive	-	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	
Market value of short security count differences over 30 calendar days old		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	
Total credit items	-	
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Other	-	
Total debit items	-	
Reserve computation:		
Excess of total debits over total credits	$	
Required deposit	NONE	

There were no differences between this computation for determination of reserve requirements and the corresponding computation prepared by Southeastern Securities, Inc. and included in its unaudited Part II Focus Report filing as of same date, which differences are considered to be material.

Southeastern Securities, Inc.
Net Capital Computation
December 31,

		2002		2001
Total Assets	$	530,840	$	956,561
Less Total Liabilities		(226,911)		(601,828)
Tentative Net Worth		303,930		354,733
Less Haircuts		(4,129)		(7,314)
Net Capital		299,801		347,419
Less Non-Allowable Assets		0		(100,000)
Required Net Capital		(5,000)		(5,000)
Excess Net Capital	$	294,801	$	242,419